January 3, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Mergers & Acquisitions

Attention:   Blake Grady

Re:	Superior Energy Services, Inc.

Schedule 13E-3 filed December 17, 2024

File No. 005-43588

Ladies and Gentlemen:

This letter sets forth the responses of Superior Energy Services, Inc. (the “Company,” “we,” “our” and “us”) to the comments set forth in the letter dated December 30, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions, of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced Schedule 13E-3 publicly filed on December 17, 2024 (the “Schedule 13E-3”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) and are filing as Exhibit 99(a)(i) thereto an amended Disclosure Statement (the “Amended Disclosure Statement”).

For your convenience and to assist in your review, we have set forth below in bold the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto or a statement identifying the location in the Amendment or the Amended Disclosure Statement of the requested disclosure or revised disclosure. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Schedule 13E-3 filed December 17, 2024

General

1.

We note that Mr. Flores and Mr. Foster serve as directors and GoldenTree, which is affiliated with them, beneficially owns approximately 51.4% of the Class A Common Stock. Please advise why Mr. Flores, Mr. Foster and GoldenTree have not been identified as filing persons in the Schedule 13E-3. Provide the same analysis with respect to Mr. Citarrella and Monarch. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. In this regard, the reasons for the Transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. In addition, please be sure that any new filers sign the Schedule 13E-3.

Securities and Exchange Commission

January 3, 2025

Response: The Company respectfully advises the Staff that the Company considered a number of factors in determining that Mr. Flores, Mr. Foster, Mr. Citarrella, GoldenTree and Monarch are not affiliates engaged in the going private transaction. Under Rule 13e-3(d), the issuer and any of its affiliates who are engaging in a Rule 13e-3 transaction are generally required to file a Schedule 13E-3 with the SEC. Whether an affiliate of an issuer is deemed to be engaged with the issuer in a Rule 13e-3 transaction depends on the relevant facts and circumstances of the particular transaction.

The Company notes that the decision to engage in the Transaction in the form of the Reverse Stock Split and Forward Stock Split was primarily made as a cost cutting measure given the relative lack of benefits the Company realizes as a public reporting company. The Transaction does not involve a merger, third party purchaser or any similar transaction in which any of Mr. Flores, Mr. Foster, Mr. Citarrella, GoldenTree, Monarch or any of their respective affiliates receive outsized benefits relative to other stockholders of the Company. Rather, taking into account the manner in which the Transaction is being conducted, including that the Cash Payment to Cashed Out Stockholders and all other expenses are being funded solely by the Company using cash on hand, none of the entities or individuals referred to above are on “both sides” of the Transaction.

Indeed, while GoldenTree and Monarch were part of the stockholder group approving the transaction, there will be no special treatment for any of Mr. Flores, Mr. Foster, Mr. Citarrella, GoldenTree, or Monarch in the Transaction. The sole determining factor in whether a stockholder will exclusively receive the Cash Payment (and become a Cashed Out Stockholder) or will continue as a holder of our Class A Common Stock as a result of the Transaction is the number of shares of our Class A Common Stock held by the stockholder as of the effective date of the Stock Splits. The impact of the Reverse Stock Split on the ownership percentage of Continuing Stockholders, including Mr. Flores, Mr. Foster, Mr. Citarrella, GoldenTree and Monarch, will be immaterial. As described in the Disclosure Statement, as a result of the Transaction, GoldenTree and Monarch’s collective beneficial ownership would increase from approximately 65.7% as of December 13, 2024 to approximately 65.9%, based on an assumed Reverse Stock Split Ratio of 1-for-750. In addition, neither GoldenTree nor Monarch will receive any new board or management positions with the Company or any other rights related to the management or policies of the Company.

Additionally, the Transaction was evaluated by the Company’s Board, using a legal and financial advisor of its choosing. The Board had full discretion to reject the Transaction in the event it was not determined to be fair to the unaffiliated stockholders of the Company or otherwise in the best interest of the Company. Messrs. Flores, Foster, and Citarrella, like all other directors of the Company, considered and approved the terms and conditions of the Transaction, and authorized the Company’s management to proceed with the Transactions. None of Mr. Flores, Mr. Foster or Mr. Citarrella played any greater role in the review and analysis of the Transaction than any other member of the Board, and none

Securities and Exchange Commission

January 3, 2025

of them, individually or as a group, had the ability to approve the Transaction without the vote of other members of the Board. In addition, none of Mr. Flores, Mr. Foster or Mr. Citarrella will take on additional roles with the Company as a result of the Transaction.

Accordingly, the Company has determined that Mr. Flores, Mr. Foster, Mr. Citarrella, GoldenTree, and Monarch are not “engaged in” the Transaction within the meaning of Rule 13e-3 and, thus, are not required to file a Schedule 13E-3 in connection with the Transaction.

2.

We note that the Fairness Opinion states that it “is furnished for the use of the Board ... and may not be used for any other purpose without [Houlihan Lokey’s] prior written consent.” Please disclose, if true, that Houlihan Lokey has consented to use of its materials in the filing.

Response: We acknowledge the Staff’s comment and have revised the disclosure in Item 9(c) of the Amendment to state that Houlihan Lokey has consented to use of its materials in the filing.

3.

We note that Houlihan Lokey provided a preliminary financial analysis to the Board on December 6, 2024. Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to that presentation.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 11 and 24 of the Amended Disclosure Statement to provide information relating to Houlihan Lokey’s preliminary financial analysis provided on December 6, 2024.

4.	Please quantify the fee paid or to be paid to Houlihan Lokey. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

Response: We acknowledge the Staff’s comment and have revised the disclosure beginning on page 25 of the Amended Disclosure Statement to provide information relating to the fees payable to Houlihan Lokey.

Fairness of the Transaction, page 16

5.

Revise to considerably expand this section so that it includes the results and illustrative ranges for each point of analysis conducted by the financial advisor, along with the results yielded by each. See Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A.

Response: We acknowledge the Staff’s comment and have revised the disclosure beginning on page 20 of the Amended Disclosure Statement.

6.

Please include all projections prepared by management and provided to Houlihan Lokey for purposes of the fairness opinion, including any forecasts pertaining to the discounted cash flow analysis. Your expanded discussion should also discuss the underlying assumptions and limitations on any projections provided.

Securities and Exchange Commission

January 3, 2025

Response: We acknowledge the Staff’s comment and have revised the disclosure beginning on page 25 of the Amended Disclosure Statement.

7.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 3417719 (April 13, 1981). Please revise this section to include the factors described in clauses (iii), (iv), and (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Board.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 16 of the Amended Disclosure Statement.

8.

We note your disclosure that the Board has determined “that effecting the Transaction by means of the Stock Splits is procedurally and substantively fair to all stockholders of the Company, including the unaffiliated stockholders who will only receive cash consideration in the Stock Splits and unaffiliated stockholders who will continue as owners of the Company.” The disclosure required by Item 1014(a) of Regulation M-A should separately address the fairness of the Transaction to unaffiliated securityholders as a distinct group. Please revise accordingly.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 3 and 16 of the Amended Disclosure Statement.

9.

Please address how any filing person relying on the Fairness Opinion was able to reach the fairness determination as to all unaffiliated securityholders given that the Fairness Opinion addressed fairness with respect to the Cashed-Out Stockholders, rather than all securityholders unaffiliated with the Company. See Exchange Act Rule 13e-3(a)(4), Item 8 of Schedule 13E-3, and Item 1014(a) of Regulation M-A.

Response: As described in the Amended Disclosure Statement, the Fairness Opinion was one of many factors considered by the Board in determining that effecting the Transaction by means of the Stock Splits is fair to all unaffiliated stockholders, including the unaffiliated stockholders who will only receive cash consideration in the Stock Splits and unaffiliated stockholders who will continue as owners of the Company. We acknowledge that the Fairness Opinion addressed only fairness with respect to the Cash Payment to be received by the Cashed Out Stockholders and have revised the disclosure beginning on pages 16 and 20 of the Amended Disclosure Statement to so clarify.

Executive Officers, page 31

10.	Many of the biographies disclosed in this section do not provide all of the information required by Item 1003(c)(2) of Regulation M-A for the past five years. Please revise accordingly.

Securities and Exchange Commission

January 3, 2025

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 38 and 39 of the Amended Disclosure Statement to provide information required by Item 1003(c)(2) of Regulation M-A for the past five years.

* * * * *

We hope the foregoing answers are responsive to your comments and respectfully request the Staff’s assistance in completing the review of Amendment as soon as possible. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Bryan D. Flannery of Akin Gump Strauss Hauer & Feld LLP at (713) 220-5800.

Sincerely,

Superior Energy Services, Inc.

By:	/s/ David J. Lesar
Name:	David J. Lesar
Title:	Chairman and Chief Executive Officer

cc:	Daniel Fisher, Akin Gump Strauss Hauer & Feld LLP

Bryan D. Flannery, Akin Gump Strauss Hauer & Feld LLP

Dasha K. Hodge, Akin Gump Strauss Hauer & Feld LLP

David Lesar, Superior Energy Services, Inc.

Joanna Clark, Superior Energy Services, Inc.